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April 20, 2001

To the Mesabi Trust Unitholders,

         We have enclosed with this letter Mesabi Trust's Annual Report on Form 10-K for the fiscal year ended January 31, 2001.

         As you will see by reviewing the Section in the Form 10-K entitled "Important Factors Affecting Mesabi Trust - Uncertainty of Market Conditions in the Steel and Iron Ore Industry" on page 6, there currently is a great deal of uncertainty regarding market conditions in the steel and iron ore industry. After modestly improving in the first half of 2000, North America steel industry fundamentals deteriorated significantly in the second half of the year. This is reflected by comparing the net income earned by the Trust in the fourth quarter ended January 31, 2001, which was $1,031,551 (or net income per Unit of $0.08) with the net income earned in the fourth quarter ended January 31, 2000, which was $1,954,886 (or net income per Unit of $0.15).

         As reported in the Trust's press release dated January 18, 2001, Cleveland-Cliffs, Inc., the corporate parent of Northshore Mining Company, announced earlier this year a reduction in its quarterly dividend from $0.375 per common share to $0.10 per share, and its intention to reduce iron ore pellet production at Northshore by approximately 700,000 tons in 2001. As reasons for the production cutback, Cleveland-Cliffs cited the impact on its customers of perceived unfairly traded imports, the general deterioration in overall steel demand in North America, steel industry consolidation and slowing economies in the United States and Canada. No forecast of the volume of shipments of iron ore pellets for the coming year was provided. These current conditions in the steel and iron ore industry could have an adverse impact on the royalties that will be paid to the Trust during 2001.

         Mesabi Trust's press release dated April 20, 2001, advises that, as in past years, no quarterly distribution is being made with respect to this past quarter. Closure of the Great Lakes due to ice again resulted in minimal shipments of iron ore pellets during the quarter. In addition, the Trustees decided to modestly increase the unallocated reserve to address the uncertainty in the steel and iron ore industry as discussed above.

         This news release contains certain forward-looking statements with respect to iron ore production at Northshore in 2001, which statements are intended to be made under the safe harbor protections of the private Securities Litigation Reform Act of 1995. Actual production and shipments of iron ore pellets could differ materially from current expectations due to inherent risks such as lower demand for steel, iron ore, higher steel imports, processing difficulties or other factors. Although the Mesabi Trustees believe that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which could cause actual results to differ materially.


                                        Respectfully,


                                        Trustees of Mesabi Trust